Empire Financial Holding Company

2170 West State Road 434, Suite 100

Longwood, FL 32779

Fax: 407-551-4886; Telephone: 800-569-3337

November 30, 2007

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Division of Corporation Finance

Attn: Terence O’Brien, Branch Chief

RE:	Empire Financial Holding Company

Form 10-KSB for the fiscal year ended December 31, 2006

Filed March 30, 2007

Forms 10-QSB for the quarters ended March 30, 2007, and June 30, 2007

File No. 1-31292

This letter responds to the Staff’s comment letter dated November 1, 2007 regarding the above-referenced periodic reports filed by Empire Financial Holding Company (“Company” or “Empire”). For ease of reference, your inquiries have been incorporated in this letter and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

As discussed by telephone, we are not receiving the fax copies of your comment letters. Please ensure the fax number for further communications with us is: 407-551-4886.

Form 10-KSB for the year ended December 31, 2006

Management’s Discussion and Analysis, page 24

Critical Accounting Policies, page 25

1.

We have read your response to comment 5 in our letter dated September 28, 2007, and note your proposed disclosure, particularly regarding your discussion of customer claims, litigation and regulatory matters, and fair value. In the former section, you state that due to the uncertain nature of litigation in general, you are unable to estimate a range of possible loss related to lawsuits and legal fees, in accordance with SFAS 5. We caution you that making such a general statement does not appear appropriate, as the provisions of SFAS 5 require an undertaking of the facts, circumstances and other information available on an individual basis for each litigation action. After undertaking such an analysis, you may have determined that, in fact, you are unable to estimate a range of possible loss related to such lawsuits; however, your disclosure should contain the necessary clarifying language. In the latter section, we note your statement that warrants received from investment banking engagements are generally valued using the Black-Scholes option valuation model. In future filings, please clarify what you mean by “from investment banking engagements” and quantify the assumptions used in your valuation model.

In future filings, we will:

•

Delete the statement: “Due to the uncertain nature of litigation in general, we are unable to estimate a range of possible loss related to lawsuits and legal fees filed against us, in accordance with SFAS 5.”

•	Add additional disclosure for each material individual litigation action, in accordance with SFAS 5.

•	Add the following clarifying language defining warrants received from investment banking engagements:

o	We receive cash fees and warrants or other securities as payment for our investment banking services.

•	Disclose our assumptions used in the Black-Scholes valuation model for valuing the warrants.

5.	Acquisition of Jesup & Lamont Securities Corporation. page F-l4

2.

We have read your response to comments in our letter dated September 28, 2007. Please state in future filings that the results of operations and differences in the value of the assets and liabilities transferred in connection with the acquisition during the 16 day period between the effective date of October 31, 2006, and the acquisition date of November 16, 2006, were not material to your financial statements, We assume that, in accordance with the penultimate sentence of paragraph 48 of SFAS 141, you have adjusted the cost of Jesup & Lamont and net income otherwise reported to compensate for recognizing income, if any, before consideration is transferred.

We will revise future filings to add the following disclosure:

The results of operations and differences in the value of the assets and liabilities transferred in connection with the acquisition of Jesup during the 16 day period between the effective date of October 31, 2006, and the acquisition date of November 16, 2006, were not material to our financial statements. In accordance with SFAS 141, we have adjusted the cost of Jesup and net income reported.

23.	Subsequent Events, page F-29

3.

We have read your response to comment 11 in our letter dated September 28, 2007. In future filings, beginning with your September 30, 2007, Form 10-QSB, please ensure you discuss the potential impact to your operating results, liquidity and financial condition should you not be able to obtain any extensions, changes or waivers to your current covenants, nor should you be able to obtain an alternative banking relationship to replace the credit line.

As stated above, we did not receive the fax copy of your letter. Consequently, we had already filed our September 30, 2007, Form 10-QSB before receiving your letter. In future filings, beginning with our December 31, 2007, Form 10-KSB, we will discuss the potential impact to our operating results, liquidity and financial condition should we not be able to obtain any extensions, changes or waivers to our current covenants, nor be able to obtain an alternative banking relationship to replace the credit line.

Form 10-QSB for the period ended March 31. 2007

Note 8 - Notes Payable

4.

We have read your response to comment 12 in our letter dated September 28, 2007. Please tell us whether you have recorded a beneficial conversion option related to the convertible debentures. If so, please tell us how you have considered the Issues of EITF 00-27.

We have not recorded a beneficial conversion option related to the convertible debentures. The debentures were recorded at their face value purchase price, which was determined to be their fair value upon sale of the debentures. During our evaluation of this transaction, we evaluated the embedded conversion option within the debentures and determined there was no intrinsic value to the holder attributable to the conversion option.

Form 10-QSB for the period ended June 30, 2007

5.	We have read your response to comment 13 in our letter dated September 28, 2007. Please address the following comments:

•

You have told us that you have selected September 30 as the date on which you will perform your annual goodwill impairment test. Beginning with your September 30, 2007, Form 10-QSB, please disclose therein the results of your test. Please ensure you identify your reporting unit(s) tested. If such test for 2007 does not result in a goodwill impairment charge, revise your disclosures to clarify, if not immediately evident, why not.

•

Disclose the estimated fair value versus the carrying value for your reporting unit(s) as of September 30, 2007, and indicate whether such estimated fair value(s) had been declining over the recent quarters.

•

Quantify the historical and forecast cash flow measures that support your internal forecasts, your long-term growth rate; the useful life over which cash flows will occur, and the weighted average cost of capital for each reporting unit.

•

Your critical accounting estimates section should disclose: uncertainties associated with your assumptions, risks of changes to your assumptions, and a sensitivity analysis depicting the effect of a 1% change in these assumptions.

Because we had already filed our September 30, 2007, Form 10-QSB before receiving your letter, we will revise future filings, beginning with our December 31, 2007, Form 10-KSB, to include the following disclosures.

The Company has selected September 30 as the date on which it performs its annual goodwill impairment tests. We performed our annual goodwill impairment tests as of September 30, 2007, and determined we had no goodwill impairment at that date. Summary information from our impairment tests is set forth in the following.

			September 30, 2007
Reporting Unit	Acquisition Date	Carrying Value	Estimated Fair Value	Excess Estimated Fair Value Over Carrying Value	Percent Excess Value

Jesup	Nov. 16, 2006	$17,388,666	$20,742,000	$3,353,334	19%

Long Island	Mar. 26, 2007	$ 4,950,335	$ 5,588,000	$ 637,665	12%

Although the date of our impairment test is less than one year after the acquisition dates of both Jesup and Long Island, the historical cash flows for both Jesup and Long Island have increased since the dates of their respective acquisitions.

Principal assumptions used in forecasting future cash flows are outlined below:

Long term growth rates	15.0%
Useful lives over which cash flows occur	10.0 years
Residual value at end of useful life	Equal to 10th year of useful life
Weighted average cost of capital	2X 1 year LIBOR (9.64%)

As part of our impairment tests, we performed sensitivity analyses with our principal assumptions. The impact on our estimated fair values of a 1% change in our principal assumptions approximated the following.

Principal Assumption	Jesup	Long Island

Long term growth rate	$115,000	$35,000

Useful lives over which cash flows occur	$6,600	$2,100

Residual value at end of useful life	$3,000	$1,000

Weighted average cost of capital	$409,000	$128,000

_______________________________

In addition, on behalf of the Company this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James M. Matthew

Chief Financial Officer